SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                    Under the Securities Exchange Act of 1934

                       Mediware Information Systems, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                    584946107
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                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                            c/o Oracle Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 21, 2002
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 584946107                                            Page 2 of 7 Pages
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   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Larry N. Feinberg
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        AF
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          1,302,236
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,302,236
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,302,236
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.9%
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  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------


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


     This Amendment No. 4 to Schedule 13D is being filed on behalf of Larry Feinberg to report a change in his beneficial ownership of shares of common stock ("Common Stock") of Mediware Information Systems, Inc. ("Mediware") from 19.4% to 17.9%.

Item 1. Security and Issuer.

     Mediware's principal executive office is located at 11711 West 79th Street, Lenexa, Kansas 66214.

Item 2. Identity and Background.

     Not changed.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg is deemed to beneficially own 1,302,236 shares of the Mediware's Common Stock (the "Shares"). The Shares are held by the Partnerships and managed accounts over which Mr. Feinberg has investment discretion. The 1,302,236 shares were purchased for an aggregate purchase price of $4,470,112.63. The funds for the purchase of Shares held in the Partnerships, over which Mr. Feinberg has investment discretion, came from capital contributions to the Partnerships by their general and limited partners. The funds for the purchase of the Shares held in the managed accounts, over which Mr. Feinberg


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


has investment discretion, came from each managed account's own funds. No leverage was used to purchase the Shares.

Item 4. Purpose of Transaction.

     The primary interest of Mr. Feinberg is to maximize the value of the Partnerships' and the managed accounts' investment in Mediware. Mr. Feinberg intends to continually review Mediware's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, Mr. Feinberg will continue to consider various alternative courses of action and will in the future take such actions with respect to the Partnerships' and managed accounts' investments in Mediware as he deems appropriate. Such actions may include, but are not limited to, the following:

     1. Seeking representation on the Board of Directors of Mediware;

     2. Making recommendations to management concerning various business strategies, including acquisitions and dispositions; and

     3. Recommending hiring an investment banker to evaluate strategies to enhance shareholder value.

     Such actions may involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of the Shares held by the Partnerships and managed accounts in the open market or in privately negotiated transactions to one or more financial or strategic purchasers. As a result of the foregoing, Mr. Feinberg's position with respect to Mediware may not be considered solely that of a passive investor. There can be no assurance, however, that Mr. Feinberg will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, Mr. Feinberg is deemed to be the beneficial owner of 1,302,236 Shares. Based upon a total aggregate number of 7,285,259 shares of Common Stock outstanding, as reported on Mediware's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, Mr. Feinberg is deemed to beneficially own 17.9% of Mediware's outstanding shares of Common Stock.

     (b) Mr. Feinberg has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Mediware Common Stock that he is currently deemed to beneficially own.

     (c) The transactions in the shares of Mediware Common Stock that were effected by Mr. Feinberg during the past 60 days are set forth on Exhibit A attached hereto. All such transactions were effected in open market purchases.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Feinberg does not have any contract, arrangement, understanding or relationship with any person with respect to the stock of Mediware.

Item 7. Material to be Filed as Exhibits.

     Attached hereto as Exhibit A is a description of the transactions in the shares of Mediware Common Stock that were effected by Mr. Feinberg during the past 60 days.


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


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 26, 2002                /s/ Larry N. Feinberg
                                        ------------------------------
                                        Larry N. Feinberg

                                                                       Exhibit A
                                                                       ---------

                  List of transactions in Mediware Common Stock
                  ---------------------------------------------


                               Amount of     Amount of
                                 Shares        Shares       Approximate Price
    Date         Security        Bought         Sold            per Share
  --------     ------------    ---------     ---------      -----------------
  10/11/02     Common Stock                    15,000             6.6000
  11/21/02     Common Stock                   100,000             7.3700